SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 12, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT OF THE MINUTES OF THE SEVEN HUNDRED AND NINETY-SECOND MEETING OF THE BOARD OF DIRECTORS

On August 1, 2014, at 3:45 p.m., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, convened extraordinarily, via email, as set forth in the caput and fourth paragraph of Article 12 of the Bylaws, a meeting of members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, named and signed below. Starting the meeting, Mauro Arce proposed a resolution on the nomination of Edson José Pinzan to perform the duties of Technology, Enterprises and Environment Officer, providing the board members with a brief professional resume of the indicated professional, emphasizing his role as the Executive Assistant to the same Executive Board from 2013 to the present date, when he coordinated the Executive Board’s investment program and strategic planning, directly assisting the Technology, Enterprises and Environment Officer in HR decisions and supporting him in his daily activities and in the relationships between the superintendents under his purview. With the matter put to a vote, based on CODEC Report 103/2014, of July 30, 2014, unanimous approval was given for the election of EDSON JOSÉ PINZAN, Brazilian, married, sociologist, bearer of National Identity (RG) no. 6.841.652-0, SSP/SP, and inscribed in the roll of individual taxpayers (CPF) under number 926.511.008-20, domiciled at Rua Costa Carvalho, 300, Pinheiros, in the city and state of São Paulo, to the position of Technology, Enterprises and Environment Officer at Sabesp, under the terms of item II of Article 142 of Law 6404/76, for the remainder of the two-year term ending in 2015, replacing João Paulo Tavares Papa, who left the post on April 2, 2014, subject to all statutory provisions and with the previously established responsibilities and compensation maintained.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(...)

These minutes, upon approval, were signed by the participating members of the Board of Directors. Mauro Guilherme Jardim Arce, Alberto Goldman, Cláudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Luis Eduardo de Assis, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch.

This is a free English translation of the faithful transcription of the excerpt of the minutes drawn up in the Minutes Book of the Board of Directors.

São Paulo, August 7, 2014.

Mauro Guilherme Jardim Arce	Marli Soares da Costa
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.